EMPIRE MINERALS CORP.
                          410 Park Avenue, 15th Floor
                            New York, New York 10033
                                 (212) 231-8171








September 30, 2007

H. Roger Schwall, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C.  20549

     Re:  Empire Minerals Corp. ("Company")
          Registration Statement on Form 10-SB
          Filed June 22, 2007
          File No. 000-52696

Dear Mr. Schwall:

We have reviewed the questions in your letter dated July 19, 2007 regarding the above referenced filing and have provided the attached responses. We have repeated the text of your questions and followed with our response.

Further, we acknowledge that:

     1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

     2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing referenced above; and

     3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     As suggested in the first full paragraph on page 16 of your letter, enclosed are five marked copies of Amendment No. 1 to the Form 10-SB. The Financial Statements have been replaced with the Financial Statements included in the Amendment No. 1 to the Form 10-SB.

     If you have any questions regarding our responses, you may contact me at
(917) 331-4321 or (212 537-9072 ext. 102.

Very truly yours,

/s/ Diego Roca

Diego Roca
Chief Financial Officer

H. G Roger Schwall
U.S. Securities and Exchange Commission
September 30, 2007
Page 2 of 19

1. Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your document.

RESPONSE: We have made changes where needed in the Amended Form 10SB, to address your comments that effect more than one location as appropriate.

2. Provide current and updated disclosure with each amendment. Also, we will need the opportunity to review all new disclosure, including any additional proposed artwork or graphics.

RESPONSE:  We are providing current and updated disclosures with this amendment.

3. Please revise your filing as necessary to ensure that all references to "the Company" pertain to the same business entity, which you indicate is Xacord Sub Corp on pages 42 and 43, prior to various name changes. However, if there are circumstances in which you must refer to the Company in its capacity as the legal issuer of securities during periods that it did not coincide with the reporting entity for accounting purposes, you should accompany the discussion with an explanation of how the term is being used differently. Additionally, please ensure that all references to other entities are clearly and accurately labeled and that their relationship with the reporting entity for accounting purposes is clear from the disclosure. Please revise the historical summary at the forepart of your filing to include the level of detail and precision necessary to establish adequate context for all subsequent discussion, disclosures and corresponding financial information.

RESPONSE: Responses to Comments 1, 2 and 3 have been made as indicated on the marked copies.
------------------------------------------------------------------------------

4. Please insert diagrams of the organizational structure before any merger transactions and the resultant structure after such transactions, which clearly illustrate the make up, ownership, and ownership changes that have occurred.

RESPONSE: In response to Comment 4, diagrams relating to the business combination completed in February of 2007 which created the Company's present organizational structure have been included. It is respectfully submitted that similar diagrams of previous business combination transactions would not add material information to the filing because of the impact of the intervening reverse stock-splits on previous ownerships. Accordingly, we have not included them in the Amendment.
--------------------------------------------------------------------------------

5. Please expand your disclosure to identify all subsidiary companies, including their business functions, and relationships with your company. Provide a chart or diagram that clearly illustrates these relationships. File the list of subsidiaries required under Item 601(bX21) of Regulation S-B.

RESPONSE: Comment 5 has been responded to as indicated in the marked copy and by filing Exhibit 21. This Exhibit was not previously filed since it was not required by Item 2 of art III of Form 1-A.
--------------------------------------------------------------------------------

H. G Roger Schwall
U.S. Securities and Exchange Commission
September 30, 2007
Page 3 of 19



6. Provide the disclosure required by paragraph (aXl)(v) of Item 6 of Form 1-A regarding compliance with Federal, state and local provisions which have been enacted or adopted regarding the discharge of materials into the environment.

RESPONSE:  A response is included to comment 6 as indicated.
--------------------------------------------------------------------------------

7. Please ensure that you provide us with any engineering, management or similar reports prepared or provided for external use, as described in Item 6(a)(3)(ii) of Form 1-A or a statement in writing that no such reports have been prepared.

RESPONSE: A letter from the Company stating that no reports of the type mentioned in comment 7 has been prepared or provided and has been or will be transmitted to you by separate cover and via EDGAR transmission.
--------------------------------------------------------------------------------

8. Identify the control persons of the Company, the Subsidiary and Xacord Acquisitions prior to the business combination.

RESPONSE:  We have identified control persons prior to business acquisition.
--------------------------------------------------------------------------------

9. Identify the holders of the warrants issued by the Subsidiary and assumed by the Company.

RESPONSE: We have identified the holders of warrants issued by the Subsidiary and assumed by the Company.
--------------------------------------------------------------------------------

10. Indicate to whom the contingent liability assumed by the Company was due and the source of the liability.

RESPONSE: We have clarified that the contingent liability was due to SRA and indicated that the contingent liability was related to the Company obtaining specified amounts of capital.
--------------------------------------------------------------------------------

11. Identify the control persons of Dongxing and clarify any preexisting affiliations between them and the Company.

RESPONSE: We have identified the control persons of Dongxing and clarified that there have been no pe-existing relationships.
--------------------------------------------------------------------------------

12. Provide disclosure regarding the ownership rights of mineral claims in the People's Republic of China and an overview of the way in which mineral claims are granted to entities.

RESPONSE:  We have clarified our disclosure regarding ownership of the
Chinese mineral claims.
------------------------------------------------------------------------------

13. You state that your subsidiary entered into a joint venture arrangement with Zhaoyuan Dongxing Gold Minerals Co., Ltd. However, on page 35, you refer to this same entity as Zhaoyuan Dongxin Mining Co., Ltd. Please revise your disclosures to clearly, accurately and consistently name and define the entities to which matters disclosed relate.

H. G Roger Schwall
U.S. Securities and Exchange Commission
September 30, 2007
Page 4 of 19


RESPONSE: We respectfully note that there are two separate entities. We entered into a joint venture arrangement with one of the entities and the other entity is the joint venture we formed.
------------------------------------------------------------------------------

14. According to the Joint Venture Contract by and between Diying (Tianjin) Mining Science and Technology Development Co., Ltd. and Empire Gold Corp., dated November 21, 2006 (the "Tianjin N Contract", Tianjin Empire was to commence operations upon the issuance of its business license. The current disclosure states that Tianjin Empire "is to be formed..." yet also indicates that the business license was granted in April 2007. Further, note four to your financial statements indicates that the license was granted to Diying (Tianjin) Mining Science and Technology Development Co., Ltd. and has yet to be transferred to Tainjin Empire. Please update the disclosure to provide consistency or explain why the disclosure seems to be inconsistent with the terms of the Tianjin N Contract and the notes to your financial statements.

RESPONSE: The information on the Tianjin joint venture has been revised.
------------------------------------------------------------------------------

15. Please explain why your website indicates that you entered into the Exploration Development Agreement with Bellhaven Copper & Gold, Inc. and Cuprum Resources Corp. on March 7, 2007 and your disclosure on page eight and exhibit
10.4 indicates that the agreement was entered into on March 6, 2007. If necessary, please update the website or the registration statement.

RESPONSE: The Company's website has been corrected.
------------------------------------------------------------------------------

16. Regarding the March 27, 2006 agreement with Universal Gold:

     o identify the control persons of Universal Gold and any preexisting affiliations with the Company or the Subsidiary;

     o explain more clearly how this agreement is "related to the Tianjin Empire Joint Venture Agreement";

     o    indicate the business of Universal Gold;

     o    explain what you mean by "certain business relationships"; and

     o    explain how these assets were valued.

RESPONSE: Universal Gold Corp., a New York corporation ("Universal") is controlled by Walter Reissman, its Chief Executive Officer, and there were no preexisting affiliations between him or Universal, with the Company or the Nevada Subsidiary. Universal is engaged in the business of providing facilitating services and information to persons and entities desiring to acquire, explore, develop and operate mineral properties in China. The agreement with Universal was related to the Tianjin joint venture in that Universal introduced to the Institute and provided information on mineral properties and prospects in the area of interest. The total payment under the agreement of $350,000 was expensed when paid during the year ended December 31, 2006 as research and development expenses and no value was placed on the purchased assets.
--------------------------------------------------------------------------------

H. G Roger Schwall
U.S. Securities and Exchange Commission
September 30, 2007
Page 5 of 19



17. File the consulting agreementSilver Global, SA as an exhibit to the registration statement.

RESPONSE: The consulting agreement between the Company and Silver Global, S.A has been filed as Exhibit 10.15.
--------------------------------------------------------------------------------

18. Identify the control persons of Silver Global and address any affiliation with the Company or the Subsidiary.

RESPONSE: Silver Global, SA, is a Panamanian corporation ("Silver"). Silver is controlled by Mr. Abraham Crocamo, its President. There was no previous affiliation between Mr. Crocamo and the Company or the Nevada Subsidiary.
--------------------------------------------------------------------------------

19. Indicate the total number of persons employed by the company, including those not employed full time. Specifically, on page 14, you list Bruce W. Minsky as Senior Vice-President, General Counsel, Secretary and Director of the company and Craig Alford as the Vice-President of Exploration as officers of the company, yet there is no mention of them here.

RESPONSE: The Company presently employs 2 full time employees, Pinchas Althaus, the Chief Executive Officer, and Diego Roca, the Chief Financial Officer. The Company's Vice President of Exploration, Craig Alford, is compensated as an independent contractor due to his out of the country residency status. Bruce W. Minsky, the Company's Senior Vice President, General Counsel, Secretary and a director, performs legal services for the Company as an independent contractor for those services on an hourly fee basis the same as his other clients.
--------------------------------------------------------------------------------

20. Provide a more detailed and concise plan of operation for the company for the following twelve months, including: o milestones that need to be achieved to effect the proposed business plan; o principal steps in accomplishing those milestones; o timetable for achieving the milestones/steps; o cost involved; o sources of funding; and o significant conditions (besides adequate funding) to accomplishing the milestones, such as third parties approvals, etc.

RESPONSE: The Company has included a detailed plan of operations for the Company beginning on pages 7 through 27.
--------------------------------------------------------------------------------

21. Please explain why a press release (the "Press Release") dated June 25, 2007 on Bellhaven Copper & Gold, Inc.'s ("Bellhaven") website indicates that drilling has already commenced at the Cerro Chorea site, yet on page 10 you indicate that the "drilling program [is] to commence shortly." Further, the Press Release indicates that there is a third party involved in the joint venture known as Cabo Drilling Corp. Explain; with a view towards disclosure in your registration statement, Cabo Drilling Corp.'s role in your joint venture. Please update your registration statement so that the disclosure provided accurately reflects the state of your business.

H. G Roger Schwall
U.S. Securities and Exchange Commission
September 30, 2007
Page 6 of 19


RESPONSE: The Company has updated the current state of business for the Cerro Chorcha project on page 21 including disclosing the contract signed between Bellhaven and Cabo Drilling Corp for a 3,300 meter drilling program.
--------------------------------------------------------------------------------

22. In the risk factor titled, "Proposed Operations Are Dependent Upon..." your description of the business in which you are involved does not include the same activities disclosed on page two of the registration statement. Please revise the disclosure.

RESPONSE: The risk factor has been revised to include the same activities disclosed earlier in the registration statement.
--------------------------------------------------------------------------------

23. Please tailor the risk factor titled, 'The Mineral Industry is Subject to
Intensive and Increasing Governmental Regulation...." to specify, or appropriately cross-reference, those regulations that apply to the company.

RESPONSE: The risk factor has been revised to specify the regulations that apply to the Company.
--------------------------------------------------------------------------------

Directors, Executive Officers and Significant Employees, page 14
----------------------------------------------------------------

24. We note that the Company filed a bankruptcy petition in 2001. Please provide us with an analysis, with a view towards disclosure in the registration statement, of the current directors, executive officers and significant employees' involvement in such proceeding.

RESPONSE: In July of 2001, we filed a Bankruptcy Petition in the Bankruptcy Court for the District of New Jersey. None of our present officers, directors or significant employees were associated with us at the time of or involved in any way in our bankruptcy proceeding.
--------------------------------------------------------------------------------

25. Please provide a complete description of Mr. Althaus's business experience for the last five years. We note that there are gaps between April 2006-February 2007 and February 2003-October 2004.

RESPONSE: A complete description of Mr. Althaus' s business experience for the last five years has been disclosed on page 32.
--------------------------------------------------------------------------------

26. We note that Mr. Roca was formerly Chief Executive Officer and a director of Trimax Corp. Please disclose such business experience in your registration statement.

RESPONSE: With respect to Comment 26, please be advised that Mr. Diego Roca, the Company's Chief Financial Officer, has never been associated with Trimax Corp. in any capacity.
--------------------------------------------------------------------------------

H. G Roger Schwall
U.S. Securities and Exchange Commission
September 30, 2007
Page 7 of 19


27. Please limit the biographies to factual information and delete subjective statements such as the phrase that Mr. Alford has a "proven ability to find new mineral targets..." and that he has "extensive business development and contract negotiation experience." Further, please include a complete description of Mr. Alford's business experience for the last five years.

RESPONSE:  For Mr. Alford's biography, we have removed subjective statements and expanded to include five years of history.
--------------------------------------------------------------------------------

28. Please provide the cash value of the non-cash remuneration paid to Mr. Althaus.

RESPONSE: We have enhanced our disclosure to provide the cash value of non-cash remuneration paid to Mr. Althaus.
--------------------------------------------------------------------------------

29. Indicate whether or not the warrants granted to Mr. Alford were remuneration and provide the cash value.

RESPONSE: We have clarified that the warrants granted to Mr. Alford were remuneration and added their cash value.
--------------------------------------------------------------------------------

30. Provide a line item in your table showing the voting securities held of record by all officers and directors as a group, as required by paragraph (a)(2) of Item 10 of Form I-A.

RESPONSE: We have inserted a line item disclosing total securities held by officers and directors as a group.
--------------------------------------------------------------------------------

31. Note 11 to your financial statements describes Saddle River Associates as a "Significant shareholder in the company". Please provide us with your analysis for why Saddle River Associates was not included in this table.

RESPONSE:  We have added SRA to the listing of "certain securityholders."
--------------------------------------------------------------------------------

32. Provide the basis by which each of the directors is a "parent" of the company.

RESPONSE: All of the directors of the Company, namely, Messrs. Althaus, Roca and Minsky may be deemed to be "parents" of the Company as such are defined under the Securities Exchange Act of 1934, as amended, by virtue of their positions since they have the duty under Delaware corporate law to control and direct the actions of the Company.

RESPONSE: Responses have been made to Comments 27-32 as indicated on the marked copy.
------------------------------------------------------------------------------

H. G Roger Schwall
U.S. Securities and Exchange Commission
September 30, 2007
Page 8 of 19


33. We note that certain transactions that appear in note six to your financial statements regarding related party transactions, such as the transaction with Saddle River Associates and the transaction with Mr. Roca, are not disclosed in this section. Please provide us with your analysis for the basis by which these transactions were not included.

RESPONSE: We have added SRA and Mr. Roca to this section.

The transactions with Saddle River Associates, Inc. ("Saddle River") mentioned in comment 33 were originally entered into between Saddle River and Empire Minerals Corp., a Nevada corporation ("Nevada Subsidiary") in March and April of 2006. At those times, Saddle River owned 10% or more of the Nevada Subsidiary's outstanding stock. When the Company completed the acquisition of the Nevada Subsidiary in the business combination on February 20, 2007, Saddle River was not and did not become a holder of 10% or more of the Company's common stock. However, in response to the comment, responses have been made in the Amendment for the transactions with Saddle River and Mr. Roca.
--------------------------------------------------------------------------------

34. According to note seven of your financial statements, as of December 31, 2006 5,970,000 warrants issued to management and key consultants were outstanding. Please explain to us the current status of these warrants.

RESPONSE: Reference is made to Comment 34. During 2006, the Nevada Subsidiary issued eight warrants to purchase a total of 5,970,000 shares of its common stock at $0.10 per share. On December 31, 2006, one warrant to purchase 20,000 shares was exercised for $2,000 in cash. In 2007, before the business combination with the Company: (i) two warrants for a total of 2,000,000 shares were exercised using the cashless exercise provision, resulting in 1,600,000 shares of the Nevada Subsidiary being issued; and (ii) two warrants for a total of 400,000 shares of the Nevada Subsidiary were exercised for cash of $40,000. The remaining three warrants for 3,550,000 shares were assumed by the Company in the business combination. On March 20, 2007, one warrant for 50,000 shares of the Company was exercised for $5,000 in cash. The remaining two warrants for a total of 3,500,000 shares were canceled by agreement of the parties on June 25, 2007.
------------------------------------------------------------------------------

35. Please update your disclosure throughout the registration statement to take into account the Restricted Equity Purchase Agreement with Mercatus, which should now be completed.

RESPONSE: A response to Comment 35 has been included as indicated on the marked copy.
------------------------------------------------------------------------------

36. Tell us whether the prices indicated in the tabular presentation of the high and low bid prices of your common stock's trading activity reflect all forward and reverse stock splits occurring through the date of filing the document. Provide us with a schedule showing how these amounts were determined, in light of such reverse stock split activity, indicating the date and type of each stock split, and the effects.

H. G Roger Schwall
U.S. Securities and Exchange Commission
September 30, 2007
Page 9 of 19


RESPONSE: In response to Comment 36, enclosed is a schedule prepared by the Company reflecting how the high and low bid prices of its stock were adjusted to reflect the stock splits in the stock.
------------------------------------------------------------------------------

37. Provide disclosure explaining the escrow arrangement for the shares issued on May 9, 2007 and on May 4, 2007.

38. Please provide a more precise cross reference in paragraph 7(c) when you cross refer to the transaction between the Company and Bellhaven and Culprum.

39. We note the content of Exhibit 10.6, the Stock Repurchase Agreement between the Company and Mr. Roca. Provide a discussion of such agreement in the body of your registration statement.

RESPONSE: Responses have been included to Comments 37-39 as indicated on the marked copy.
------------------------------------------------------------------------------

Form 10SB filed June 22, 2007
Audited Financial Statement, Page 30
General

40. We note that at the time of filing your registration statement on June 22, 2007, your audited financial statements extended only through December 31, 2006. If your financial statement presentation is correct, in terms of having an inception date in March 2006, the condition of being in existence for less than one fiscal year would trigger the provision in Item 310(a) of Regulation S-B, that you include financial statements through a date that is within 135 days of initially filing the document. Given these circumstances, it appears that you will need to obtain an audit of your financial statements through at least February 8, 2007. Of course, the updating requirements of Item 310(g) would apply once you satisfy this initial filing provision; you will need to update the unaudited interim financial statements after August 13, 2007.

RESPONSE: The Company replaced the unaudited interim financial statements with audited financial statements for the six months ended June 30, 2007.
------------------------------------------------------------------------------

Form 10SB filed June 22, 2007 Note 7 - Shareholders' Equity, Page 40

41. We understand that you issued 5,970,000 warrants during the period with an exercise price of $.10 per common share, resulting in compensation expense of $197,113, while also selling 5,505,000 common shares during the same period at $.50 per share. Please submit a schedule showing the dates and quantities of these warrant and common share issuances, along with the quoted market prices on the dates of issuance, and presumed fair values utilized in your valuation model, if different from the quoted prices. Please describe your valuation approach and address any apparent differences in value.

RESPONSE: As disclosed in Note 8, we calculated the fair value of the warrants issued by the Nevada Subsidiary using the Black-Scholes option pricing model. Because the Nevada Subsidiary had no quoted market price for shares during 2006, we determined the market price of our shares based on the most recent sales prices obtained. The following schedule shows the timing and price of share issuances. The schedule also shows the timing, exercise price, fair value and the market price used to determine fair value of warrants issued.

H. G Roger Schwall
U.S. Securities and Exchange Commission
September 30, 2007
Page 10 of 19


Common Stock Issuances
----------------------
                                       Shares      Market Price
                                     ---------     ------------
                         03/01/06    6,460,000         $0.001
                         03/29/06    8,500,000          $0.01
        04/10/06 through 12/31/06    5,505,000          $0.50
                         12/31/06       20,000          $0.10 conversion of
                                                              warrants

Warrant Issuances
-----------------
                                                   Market  Exercise
                                     Warrants      Price     Price   Fair Value
                                     ---------     ------  --------- ----------
                         04/05/06    5,500,000     $0.01     $0.10      $1,303
        04/10/06 through 09/22/06      470,000     $0.50     $0.50    $196,284

--------------------------------------------------------------------------------

Form 10SB filed June 22, 2007
Note 10 - Subsequent Events, Page 42

42. We note your disclosure in section (b) of this note, suggesting Empire Gold Corp. issued shares to Empire Minerals Corp. in exchange for all the outstanding shares of its former subsidiary, Xacord Subs Corp. However, on page 43 you indicate you are presenting pro forma information for the acquisition of Empire Minerals Corp., contrary to the preceding disclosure. Please revise your disclosure to clarify the precise sequence of events that took place to effect the "triangular merger," while indicating the number of shares issued or exchanged in each instance, and which entities merged. The entity that you refer to as "the Company" should be clear, as should the reason you indicate it is the "surviving entity," suggesting that the other companies mentioned cease to exist, even as subsidiaries. Also expand your disclosure stating that "Xacord and EMCD were identified as potential acquisition partners by SRA," to explain why you reference SRA and to describe its relationship with the other entities identified.

RESPONSE: In Note 1, we have clarified the description of the triangular merger specifying the number of shares exchanged. We have further clarified the accounting acquirer and surviving entity, the operating entity formerly known as Empire Gold Corp and now known as Empire Minerals Corp., a Nevada corporation, and referred to in the footnotes as "Subsidiary."

In Note 8, we have indicated that SRA had no relationship with Xacord prior to identifying and introducing them to us as a merger partner.
------------------------------------------------------------------------------

43. Since you are describing the transaction as a "triangular reverse merger" which is being accounted for as a recapitalization, tell us why you are presenting pro forma information as if you were recording a business combination. Please ensure that the revisions you provide in response to the

H. G Roger Schwall
U.S. Securities and Exchange Commission
September 30, 2007
Page 11 of 19


comment above clearly show how your justification for characterizing this event as a reverse merger and as a recapitalization. The triangular nature of the event and cost basis utilized should also be clear.

RESPONSE:  We have removed the pro forma information.
------------------------------------------------------------------------------

44. Please revise your filing to include missing section (c) of this footnote or correct the referencing within the footnote.

RESPONSE:  The numbering has been corrected.
------------------------------------------------------------------------------

Form 10SB filed June 22, 2007
Unaudited Financial Statements, Page 44
General

45. We note you labeled the interim financial statements as Empire Minerals Corp, formerly known as Xacord Corp. However, on page 35 you state that Empire Minerals Corp was formerly known as Empire Gold Corp, and on page 42 you identify Xacords Subs Corp as a subsidiary of Empire Minerals Corp, with no mention of Xacord Corp. Please resolve these and all similar inconsistencies. The annual and interim financial statement should represent the same business entity, the accounting acquirer in your reverse merger. However, if you are unable to show that your characterization of the transaction as a reverse merger is correct, other arrangements will likely be necessary. Please contact us if you wish to discuss in advance.

RESPONSE: We have clarified the parties to the reverse merger: Empire Minerals Corp. (formerly Xacord), Xacord Sub Corp., and Empire Minerals Corp., a Nevada corporation (formerly Empire Gold Corp.). We are including audited financial statements for the period from inception (March 1, 2006) through December 31, 2006 and for the six months ended June 30, 2007.
------------------------------------------------------------------------------

46. Since you identify the period of incorporation for Empire Minerals Corp., formerly known as Xacord Corp., as being January 4, 1996 on page 48, tell us why labeling of the interim financial statements identifies an inception date of March 31, 2006, which is also inconsistent with the inception date utilized in your audited financial statements on pages 32 through 34 of March 1, 2006.

RESPONSE: We have clarified throughout the filing that the Company incorporated January 4, 1996 and that its operating subsidiary began March 1, 2006.
------------------------------------------------------------------------------

Form 10SB filed June 22, 2007
Statement of Shareholders' Equity, Page 46

47. Given your disclosure on page 43, it appears you are reporting the net liabilities of Xacord Subs Corp of $135,207 in the line item "Initial Contribution," presently aligned with the entity's inception date of March 31, 2006, as if this entity were the accounting target in your reverse merger, which would be inconsistent with your disclosure on page 42, and improperly positioned if true, since you disclose a transaction date of February 20, 2007. Please revise your financial statements to properly reflect the reverse merger transaction in the period in which it occurred.

H. G Roger Schwall
U.S. Securities and Exchange Commission
September 30, 2007
Page 12 of 19


The historical financial statements that you present in the filing should be those of the accounting acquirer for all periods. The net liabilities of the legal entity issuing the shares (the accounting target) should appear on a single line along with the shares of the legal entity that were outstanding immediately prior to the reverse merger event. All prior share activity of the accounting acquirer should be recast to reflect the exchange ratio, if other than one-for-one. Any differences in par values would necessitate a reclassification between common stock and additional paid-in capital. Since you report with a fiscal year end of December 31, 2006, please remove the March 31, 2006 subtotal.

RESPONSE: We have revised the statement of shareholders equity to present two periods, inception of the accounting acquirer (March 1, 2006) through December 31, 2006 and from December 31, 2006 through June 30, 2007. The shares related to legal acquirer at the time of the merger have been presented on one line item along with the net liabilities assumed in the transaction in the six months ended June 30, 2007.
------------------------------------------------------------------------------

Form 10SB filed June 22, 2007
Note 1 - Nature of Business and Significant Accounting Policies, Page 48

48. In sub-sections (a) and (b), it appears that you have not adequately disclosed the underlying fact that a reverse merger occurred on February 20, 2007, and the resultant impacts such transaction had on your organization structure, subsidiaries and financial statements. Please revise your disclosure to accurately describe and reflect the reverse merger transaction, and ensure that the entities described as being consolidated, are accurately reflected as subsidiaries or otherwise.

RESPONSE: We have clarified in Note 1 that the reverse merger transaction occurred on February 20, 2007 and that the transaction is accounted for as a reverse merger and recapitalization. Additionally, we disclosed a complete list of subsidiaries.
------------------------------------------------------------------------------

Form 10SB filed June 22, 2007
Note 2 - Going Concern, Page 51

49. You refer to the "subsidiary" in the third sentence of this disclosure, describing its activities as being apart from yours, as if it were not a consolidated entity. Please revise this and all similar references to activities of consolidated entities with details sufficient to understand how the current organizational structure and relationships between entities warrants this distinction. Otherwise, your disclosures should be phrased as those of a consolidated entity, encompassing the activities of your business as a whole. Where individual subsidiaries are mentioned, they should be clearly identified.

RESPONSE: Note 2 has been revised to refer to the Company, which is the consolidated entity.
------------------------------------------------------------------------------

H. G Roger Schwall
U.S. Securities and Exchange Commission
September 30, 2007
Page 13 of 19


Form 10SB filed June 22, 2007
Note 3 - Company History, Page 51

50. In the first line of subsection (a), you state, "As discussed in Note 1, the Company was formed in 1996 as Objectsoft Corp." However, there does not appear to be any corresponding discussion of Objectsoft Corp. in Note 1. Please revise your disclosure to eliminate this inconsistent reference. If this does not correspond to the accounting acquirer in the reverse merger, tell us why you believe this is appropriate and relevant for disclosure in the notes to the financial statements.

RESPONSE: Note 1 has been expanded to briefly discuss the history of the Company and its name changes.
------------------------------------------------------------------------------

51. In subsection (c), you disclose that, in June 2006, you changed your name to Xacord Corp. However, there is no indication of this name change in Part 1 of your filing (see page 2), where you state that your name is Empire Minerals Corp. (Delaware). Additionally, there does not appear to be any further discussion as to when your name change to Empire Minerals Corp. from Xacord Corp. occurred. Please revise your disclosure to provide sufficient, accurate information regarding your historical operations and corresponding names under which you operated.

RESPONSE: Part 1 has been revised to reflect the history of all the name changes from the date of inception of the Company through the date of this amended filing.
------------------------------------------------------------------------------

Form 10SB filed June 22, 2007
Note 5 - Equipment, Page 52

52. We note your disclosure indicating that since most of your equipment was acquired toward the end of 2006, you did not record any depreciation expense for the three-months ended March 31, 2007. If you are unable to provide a substantive reason for not depreciating your equipment (e.g. not yet placed into service), it may be necessary to correct your financial statements to reflect depreciation expense.

RESPONSE: We recorded depreciation expense totaling $4,636 during the six months ended June 30, 2007.
------------------------------------------------------------------------------

Form 10SB filed June 22, 2007
Note 6 - Long Term Investment, Page 53

53. You state you recorded $2,617,207 as long term investments, during March 2007, which is reflected in your corresponding interim balance sheet. However, you also state that you expensed $117,207 in exploration and development work, although this amount appears to be included as part of the expenditures capitalized. Tell us what the nature of the $117,207 expenditure was, whether such expenditure is included in the total amount capitalized of $2,617,207, and revise your disclosure to clarify.

H. G Roger Schwall
U.S. Securities and Exchange Commission
September 30, 2007
Page 14 of 19



RESPONSE: Note 6 has been revised to clarify amounts invested through June 30, 2007 total $1,644,731 in the Cuprum mineral concession in Panama. This reflects the reduction in the carrying amount of the investment for shares held in escrow. The Company has recorded this investment under the cost method of accounting because they own less then 20% of Cuprum. The reference to $117,207 represented additional amounts "expended" through March 31, 2007, which we capitalized into the carrying value of the investment.
------------------------------------------------------------------------------

54. On a related point, since a large portion of the investment amount appears to be associated with shares place in escrow, disclose the conditions under which such shares would be released to the counterparty, and the circumstance under which they would be returned to the company. Given your present disclosure, it appears that these shares represent contingent consideration to be conveyed in exchange for 75% of the stock of Cuprum Resource Corp under your March 2007 agreement. If this is correct, it may be necessary to reposition the corresponding amount as an offset in your equity section, similar to the accounting for a subscription or note receivable in exchange for shares, as described in SAB Topic 4:E and G, until the contingency is resolved.

RESPONSE: Note 6 in the June 30, 2007 Financial Statements clarify the conditions under which the escrowed shares would be released to the counterparty and under what circumstances they would be returned to the Company. In addition, we have repositioned the escrowed shares as an offset to equity.
------------------------------------------------------------------------------

Form 10SB filed June 22, 2007
Note 7 - Convertible Note Payable, Page 53

55. Your note indicates that a note holder's right, title and interest "in and to" a note were assigned to "SANY." Please revise your disclosure to further identify this entity and describe its relationship to you and "WGF."

RESPONSE: Note 7(a) clarifies that SANY is Securities Acquisition New York, LLC and that SANY had no relationship to the Company or WGF prior to the note assignments.
------------------------------------------------------------------------------

Form 10SB filed June 22, 2007
Note 8 - Related Party Transactions, Page 54

56. In the last sentence of the second paragraph under sub-topic (a) of this disclosure, you indicate there is further description of these transactions in "note 8." Please revise your disclosure to correct the inaccurate reference and to include the indicated additional disclosure, if relevant and not already provided.

RESPONSE:  The typo referencing Note 8 in Note 8(a) has been removed.
------------------------------------------------------------------------------

H. G Roger Schwall
U.S. Securities and Exchange Commission
September 30, 2007
Page 15 of 19


Form 10SB filed June 22, 2007
Note 11 - Commitments, Page 59

57. In sub-topic (e) of your disclosure, you state "the Company recorded $4,617,207 as Investments in the accompanying balance sheet." However, previous disclosure, as well as the corresponding line item of your balance sheet, reflects an investment amount of $2,617,207. Accordingly, please revise your disclosures to eliminate this inconsistency related to your investment and, if necessary, adjust your financial statements.

RESPONSE: Note 6 has been revised to clarify amounts invested to date total $1,644,731 in the Cuprum mineral concession in Panama. The Company has recorded this investment under the cost method of accounting because they own less then 20% of Cuprum. The reference to $117,207 represented additional amounts "expended" through March 31, 2007, which we capitalized into the carrying value of the investment. We have clarified the disclosure to indicate we have "invested" additional amounts totaling $478,065.
------------------------------------------------------------------------------

58. We note that you refer to or use the terms such as potential mineralization, drill indicated resources, proven, probable, measured, indicated, or inferred resource on your website. As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7. These generally differ from measurement systems that guide the estimation of resources. If you continue to make references on your web site to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

"Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as "reserves," "resources," "geologic resources," "proven," "probable," "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in our Form 10- SB, File No. 000-52696. You can review and obtain copies of these filings from the SEC's website at http://www.see.goviedgar.shtrul."

RESPONSE: The cautionary language set out in Comment 58 has been added to the Company's website.
------------------------------------------------------------------------------

59. Please modify your disclosure on page seven to explain that while a technical report compiled in accordance with National Instrument (NI) 43-101 is necessary to report resources and reserves in accordance with Canadian guidelines, a U.S. registered company rnay not report resources in SEC filings. Please also clarify that for reserves to be designated, a pre-feasibility study has to be completed under the requirements of NI 43-101, while a final or bankable feasibility study is generally required for designation of reserves under SEC's Industry Guide 7. Further clarify that since banks typically provide financing only after a bankable feasibility study has been completed, investors should not assume that reserves designated with only a pre-feasibility study will be mined.

H. G Roger Schwall
U.S. Securities and Exchange Commission
September 30, 2007
Page 16 of 19


60. Please add a risk factor that addresses the fact that your property has not been examined in the field by a professional geologist or mining engineer, detail the risks to investors.

61. Please provide a series of risk factors that address the risks associated with reserve estimates that are based only on a pre-feasibility study. Detail the risks associated with:

     o    The limited amount of drilling completed to date

     o The process testing limited to small pilot plants and bench scale testing

     o The difficulty obtaining expected metallurgical recoveries when scaling up to production scale from pilot lant scale

     o    The preliminary nature of the mine and processing concepts

     o    The resulting preliminary cost estimates

     o    Metallurgical recoveries

     o The history of pre-feasibility studies typically underestimating capital and operating costs.

62. Tell us whether you have a geologist or mining engineer's report on this property, and if so also describe the nature of any discussions you have had with the individual or firm concerning the prospect of making reference to the report in your filing.

RESPONSE: Responses to Comments 59-62 have been included as indicated on the marked copy.

Reference is made to Comment 62. The Company has not directly procured any such report on the Cerro Chorcha or any other of the subject properties. The Company had access to and utilized in its evaluation of the Cerro Chorcha property, a report prepared for Bellhaven Copper and Gold, Inc. The report was prepared on November 3, 2005 and amended on April 6, 2006 by Peter Folk, a Professional Engineer of Vancouver, British Columbia. The report was prepared in accordance with National Instrument 43-101. Since, the report was not prepared in accordance with the SEC's Industry Guide 7, it was not quoted or set out in the Amendment. The Company has not had any discussions with Mr. Folk on the use of the report in the Company's SEC filings.
------------------------------------------------------------------------------

63. For all properties that you or your subsidiaries own, control, option, conduct or plan exploration activities, please disclose within the filing the following information:

     o A table listing of all your concessions, with dates of acquisition, time lengths of concessions, types and lengths of extensions or renewals available.

H. G Roger Schwall
U.S. Securities and Exchange Commission
September 30, 2007
Page 17 of 19


     o A description of all interests in the properties, including the terms of all underlying agreements and royalties.

     o An indication of the legal jurisdiction having authority for issuing the mining claims or concessions. Describe the mining concession process and the rights you specifically own and the applications or permits that will be required.

     o Property names, claim numbers, grant numbers, and dates of recording and expiration; sufficient to enable the claims to be distinguished from other claims or concessions that may exist in the area of your property.

     o The conditions that must be met to retain your claims, leases or concessions, including quantification and timing of all necessary payments.

     o The area of the claims or concessions, either in hectares or acres. Any history of extensions or renewals of your concessions.

     o Please ensure that you filly discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (bX2) of Industry Guide 7.

64. For all properties that you or your subsidiaries own, control, option, conduct or plan exploration activities, please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

     o The location and means of access to the property, including the mode of transportation utilized to and from the property.

     o Any conditions that must be met in order to obtain or retain title to the property.

     o A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

     o A description of any work completed on the property and its present condition.

     o The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

     o    A description of equipment, infrastructure, and other facilities.

     o    The current state of exploration of the property.

     o    The total costs incurred to date and all planned future costs.

     o    The source of power and water that can be utilized at the property.

H. G Roger Schwall
U.S. Securities and Exchange Commission
September 30, 2007
Page 18 of 19


     o If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:

http:fAvww.sec.govidivisionsi:corpftnIformstindustry.htm4secguide7

65. In various locations, you disclose that you "wholly own" projects, or "control" hectares of mineralized ground. For each of your exploration projects or mines, clarify who owns the mineral concession or provisional permits and, where appropriate, if you own the surface rights_ If you don't own the concession or provisional permit, disclose your obligations for use of concessions or permits for your material exploration areas. Identify the surface owners, describe their ownership, land use, and major infrastructure.

66. For all properties that you or your subsidiaries awn, control, option, conduct or plan exploration activities, it would be helpful to have a small-scale map showing the location and access to each property. Please note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. Maps and drawings having the following features are generally preferred:

     o A legend or expination showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

     o A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

     o    A north arrow.

     o An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

     o    A title of the map or drawing, and the date on which it was drawn.

     o In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

67. In the description of each exploration property, please provide a dear statement that the property is without known reserves and the proposed program is exploratory in nature to comply with the guidance in paragraph (b)(4)(i) of Industry Guide 7.

H. G Roger Schwall
U.S. Securities and Exchange Commission
September 30, 2007
Page 19 of 19



68. Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of the sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality
Assurance/Quality Control (QACQC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

69. Disclose the results of the surface mapping, geochemical and geophysical work, trenching and drilling. Briefly explain the results of you fieldwork. Disclose who conducted or managed the exploration work and when, and describe their qualifications. Also indicate who conducted or will be conducting the proposed exploration work, and discuss their qualifications. Disclose the level of direct involvement in the property by your officers and directors, including the frequency with which they visit your property.

70. Please discuss your environmental permitting or regulations as they relate to permitting exploration activities.

RESPONSE: With respect to Comments 63-70, responses have been included with respect to the Cerro Chorcha property. Since the exploration work on the Zhaoyuan Co. property resulted in unsatisfactory results, the Company does not believe that its properties are presently material. Since the Chinese partner to Tianjin Empire joint venture has not transferred any interest in the proposed properties to Tianjin Empire, the company has no ownership interest in these properties and has not described them in the Amendment. If the situation with either of the Chinese ventures changes, the Company will provide the relevant information with an appropriate filing with the SEC.
------------------------------------------------------------------------------